Dig Dates, Inc.
Balance Sheet
(Unaudited)

		December 31, 2017
ASSETS		
Cash	$	50,804
Due from shareholders		10,030
Total current assets		60,834
Total assets	$	60,834
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$	379
Total current liabilities		379
Commitments and contingencies		-
Common stock, par value $0.00001; 12,000,000 shares authorized, 9,000,000 issued and outstanding		90
Paid-in-capital		67,000
Retained deficit		(6,635)
Total shareholders' equity		60,455
Total liabilities and shareholders' equity	$	60,834